Exhibit 1

Osmium Urges Kirkland’s Board to Increase & Execute an Accelerated Share Repurchase of 50% of the Outstanding Shares

•	Over the last ten years, Kirkland’s has generated approximately $300 million in operating cash flow or 3x the current market cap

•	Over the last 20 years, Kirkland’s has generated approximately $600 million in operating cash flow or 6x the current market cap

•	Currently, Kirkland’s has $80 million in cash and untapped access to capital which is equal to the market capitalization

•	We believe the company can borrow at 2% and could potentially buy 50% of the outstanding shares, which are currently trading at 2.5x the 20-year average annual operating cash flow

Dear Kirkland’s Board Members:

Osmium Partners has been an investor in Kirkland’s since May 2020 and currently owns 13% of the outstanding common shares. To date, we have been very impressed with the management team and the Board’s efforts in building a high-quality business. We believe Kirkland’s current valuation of less than $84 million represents an immediate opportunity for the Board to increase shareholder value materially. We believe Kirkland’s $75 million untapped asset-backed line (ABL), cash, and at least $115 million in inventory provide the liquidity needed to repurchase shares aggressively. For example, in 2020, inventory started the year at $95 million and finished at $63 million, and the company generated $78 million in cash flow.

We believe Kirkland’s current business model is a higher quality business and more valuable than in the past. Kirkland’s capital-light model now only requires the company to invest approximately 2% of sales on capital expenditures. Kirkland’s e-commerce revenue has grown significantly over the last several years to generate roughly $12 per share, while the company’s retail stores generate about $33 in sales per share.  This suggests to us a valuation of 0.12x sales (excluding leases) vs. a peer group of approximately 1x sales. In addition, we believe Kirkland’s has substantial opportunities to maximize cash flow since inventory is 120% of market cap with 5x annual inventory turns (Kirkland’s is valued at only 0.8x inventory/market cap vs. publicly traded peers at 7.6x).

Capital Sourcing: We believe Kirkland’s could fund a 50% repurchase or $42 million fairly easily:

1.	Kirkland’s has $115 million in “unlevered” inventory; Kirkland’s can borrow $74 million at approximately 1.25-1.75% interest on their current credit facility.

2.
We believe Kirkland’s, with 4x-5x annual inventory turns and $115 million in inventory, could simply sell down “unlevered” inventory as well as holding $25 million in cash should be more than sufficient liquidity to aggressively buy up to 6 million shares very quickly.

3.	Kirkland’s would simply make future inventory purchases on their credit facility and then pay off in fairly short order.

4.	We believe Kirkland’s is set up for a massive value-creating opportunity to borrow at 2% and buy shares at roughly 2.5x the last 20 years’ earnings power or roughly 40% yield.

Last year, the company spent $37 million to repurchase 13% of the outstanding shares. Now, for a mere $5 million more or $42 million, the company can repurchase 50% of the outstanding shares. Alternatively, if Kirkland’s paid a $2.00 dividend immediately, we believe the stock would likely exceed $20 per share. Still, we believe the best way to drive shareholder value is to execute an aggressive share repurchase program.

Please consider the following key points:

1.
Kirkland’s is trading for less than 2.4x the company’s 10-year and 20-year average annual operating cash flow, which is approximately $30 million. We believe Kirkland’s private market value is at least 8x operating cash flow minus CapEx.

2.	Kirkland’s is trading at approximately 0.8x inventory/market cap with an average of roughly 4x-5x annual inventory turns, which we believe should lead to material cash generation later this year.

3.
By our estimates, Kirkland’s implied guidance from the company’s March earnings call suggests a fiscal year-end January 2023 net cash balance of $5+ per share or approximately $60 million, which is a $35 million increase from January 2022. While the macro environment is changing, we believe Kirkland’s should grow cash flows at an attractive rate from the current levels.

Valuation Data Points: Kirkland’s vs. Public Peers

•	Kirkland’s is valued at 1.9x its trailing 12-month market capitalization/EBITDA vs. public peers at 8.2x

•	Kirkland’s tangible book value is 1.2x vs. public peers at 5x

•	Kirkland’s has a net cash position (excluding leases)

We believe a 50% share repurchase that reduces the share count to 6.1 million could result in the following outcomes:

•	Bear Case: $500 million in sales at 4% EBITDA margins = $3.30 per share in EBITDA

•	Base Case: $550 million in sales at 10% EBITDA margins = $9.00 per share in EBITDA

•	Bull Case: $600 million in sales at 15% EBITDA margins = $14.75 per share in EBITDA

We understand the challenging macro environment; however, Kirkland’s balance sheet is well-positioned to generate significant cash flows and is considerably under-levered. As shown above, we believe there is no more powerful lever to drive cash per share than a very large repurchase of shares at the current valuation. As Warren Buffett accurately describes, “Opportunities come infrequently. When it rains gold, put out the bucket, not the thimble.”
Thank you for your consideration.
Regards,
John Hartnett Lewis
Disclaimer: Certain factual and statistical (both historical and projected) industry and market data and other information contained herein was obtained by Osmium Partners from independent, third-party sources that it deems to be reliable. However, Osmium Partners has not independently verified any of such data or other information, or the reasonableness of the assumptions upon which such data and other information was based, and there can be no assurance as to the accuracy of such data and other information. Further, many of the statements and assertions contained herein reflect the belief of Osmium Partners, which belief may be based in whole or in part on such data and other information. The analyses provided may include certain statements, assumptions, estimates, and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies. Such statements, assumptions, estimates, and projections reflect various assumptions by Osmium Partners concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, assumptions, estimates, or projections or with respect to any materials herein. Actual results may vary materially from the estimates and projected results contained herein. Past Osmium performance is not indicative of future results. Osmium takes at times highly concentrated positions. Osmium Partners disclaims any obligation to update this letter. The analyses contained herein are not, and do not purport to be appraisals of the assets, shares or business of any company or any other entity. This document does not constitute any recommendation to buy, sell or otherwise transact with any securities issued by or pertaining to any company or any other entity. Each party to whom this document is made available must make its own independent assessment of any company or any other entity after making such investigations and taking such advice as may be deemed necessary.